April 15, 2020

Lawrence A. Kenyon
President, Chief Executive Officer and Chief Financial Officer
Outlook Therapeutics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

       Re: Outlook Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed April 8, 2020
           File No. 333-237607

Dear Mr. Kenyon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Marianne C. Sarrazin